OPTION ASSIGNMENT AGREEMENT

THIS AGREEMENT is made the 6th of June, 2001

BETWEEN:

HUNTER DICKINSON GROUP INC., having an office at Suite 1020, 800 West Pender Street, Vancouver, British Columbia, V6C 2V6 (the “Assignor”)

AND:

ROCKWELL VENTURES INC.,having an office at Suite 930, 800 West Pender Street, Vancouver, British Columbia, V6C 2V6 (the “Assignee”)

WHEREAS:

(A)          By agreement dated March 8, 2001, the Assignor acquired an option from Falconbridge Limited to earn into its Fox River, Manitoba mineral prospect (the “Option Agreement”) which Option Agreement is attached hereto as Schedule A;

(B)          The Assignor has agreed to assign its right, title and interest in the Option Agreement to the Assignee in consideration of the reimbursement by the Assignee to the Assignor of all of the Assignor’s initial exploration and related expenses incurred with respect to the Option Agreement plus the allotment of warrants in the capital of the Assignee;

NOW THEREFORE THIS AGREEMENT WITNESSES:

1.          Assignment

Subject to the terms and conditions hereof, the Assignor hereby assigns absolutely to the Assignee all of its right, title and interest in the Option Agreement and the underlying mineral prospects to which it relates. Subject to the terms and conditions hereof, the Assignee hereby accepts said assignment and assumes all liabilities and obligations with respect thereto and further agrees to indemnify and save harmless the Assignor from any costs, suit, demand, claim or the like as may arise out of the Option Agreement from this date forward.

2.          Consideration for the Assignment

In consideration of the assignment of the Option Agreement, the Assignee hereby agrees to pay to the Assignor on the Closing Date (as defined below) the following:

(a)	reimbursement of all of the Assignor’s actual costs incurred with respect to the Option Agreement to the date hereof including due diligence, investigation and negotiation costs, cash advances made by Falconbridge for exploration purposes and a reasonable portion of overhead expenses related to such activities, all as more particularly described on Schedule B hereto; and

(b)	the allotment and issuance of 2,000,000 Common Share Purchase Warrants of the Assignor exercisable at a price of $0.40 each for a two-year term from the time of issuance on the Closing Date having an agreed value of $100,000.

3.           Representations of Assignor

The Assignor hereby represents to the Assignee as follows:

(a)	the Option Agreement is a valid and binding Option Agreement and the Assignor has the exclusive right to assign the Option Agreement to the Assignee free of encumbrances or third party interests;

(b)	the Assignor is duly incorporated and validly existing under the laws of the Province of British Columbia and has taken all necessary corporate proceedings to execute and deliver this Assignment as a valid and binding agreement enforceable in accordance with its terms;

(c)	the Assignor has provided to the Assignee all relevant information in its possession with respect to the Option Agreement, the underlying mineral prospect and the basis for the amount of costs referred to above and all information included herein is true and correct.

4.           Representations of Assignee

The Assignee hereby represents to the Assignor that the Assignee is duly incorporated and validly existing under the laws of the Province of British Columbia and has all necessary corporate power and authority and has taken all necessary corporate proceedings to execute and deliver this Agreement as a valid and binding agreement enforceable against the Assignee in accordance with its terms. Assignee further represents that its publicly disclosed information is materially correct.

5.           Regulatory Approval

The parties acknowledge that it is a condition to this Assignment being effective that the Assignee will have received the acceptance for filing of this Agreement by the Canadian Venture Exchange (“CDNX”) which the Assignee shall use all reasonable efforts to obtain immediately after execution hereof. Assignor shall provide any information reasonably requested by the CDNX in order for it to consider the Assignee’s application for acceptance hereof.

6.           Completion and Closing Date

(a)	Completion of the assignment contemplated by this Agreement shall occur on a date (the “Closing Date”) which shall be the second business day after CDNX acceptance hereof as contemplated by §5. The closing shall occur at 10:00 a.m. at the offices of the Assignor. At closing the Assignor shall deliver to Assignee:

	(i)	a copy of a letter of Falconbridge Limited acknowledging the occurrence of the Assignment pursuant to the terms of the Option Agreement; and

	(ii)	a certified resolution of the directors of the Assignee approving the form of this Assignment Agreement.

(b)	At the closing the Assignee shall deliver the following to the Assignor:

	(i)	a certified cheque in the amount of the Assignor’s costs which are more particularized on Schedule B hereto plus any additional costs which may be subsequently incurred and which will be confirmed by Assignor 24 hours before closing in a revised Schedule B;

	(ii)	a Share Purchase Warrant for 2,000,000 Shares of the Assignor pursuant to §2(b); and

	(iii)	copy of the CDNX acceptance letter.

(c)	If the Closing Date has not occurred by July 31,2001 due to failure to obtain CDNX acceptance then either party may terminate this Agreement on 10 days’ written notice and unless such CDNX acceptance has occurred within the ensuing 10 days, this Agreement shall thereupon terminate without obligation on either party.

7.           Interim Covenants of the Parties

From the date first above-written until completion or termination of this Agreement, whichever shall first occur, the parties agree as follows:

(a)	any further expenditures made in connection with the Option Agreement shall be for the sole account of the Assignee and shall only be undertaken by the Assignor with the consent of the Assignee. If for any reason this Agreement terminates without completion, such costs shall not be recoverable from the Assignor;

(b)	the Assignor shall not effect any modifications to the Option Agreement nor authorize any further expenditures in relation to the underlying prospect without the express written consent of the Assignee which consent shall be in its sole discretion;

(c)	any information publicly released by the Assignee with respect to the Option Agreement or the underlying prospect shall be approved by Assignor;

(d)	Assignor will forthwith give notice to Falconbridge Limited advising them of the existence and general terms of this Agreement and securing from the an acknowledgement that the assignment is pursuant to the Option Agreement in accordance with its terms;

(e)	Assignor will provide reasonable access to its property and financial records and related personnel with a view to assisting Assignee in an orderly assumption of activities pursuant to the Option Agreement; and

(f)	the parties will work jointly towards arriving at a definitive and formal option and joint venture agreement with Falconbridge Limited as contemplated by the Option Agreement with a view to it being finalized concurrently with the completion on the Closing Date.

8.           General Provisions

(a)	This Agreement is made in British Columbia and shall be construed in accordance with the laws of that Province.

(b)	This Agreement may not be assigned by either party without the consent of the other party, such consent not to be unreasonably withheld.

(c)	Time shall be of the essence hereof.

(d)	Each of the parties shall, without delay or request for further consideration, execute and deliver to the other such further documents and assurances as may be reasonably required to effect the terms hereof and each of the parties shall use their good faith efforts to consummate the terms hereof and to obtain the necessary regulatory approval to which this Agreement is subject.

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be executed as of the date first above written.

HUNTER DICKINSON INC.

Per:

Authorized Signatory

ROCKWELL VENTURES INC.

Per:

Authorized Signatory